

October 23, 2014

<u>Via E-mail</u>
Jennifer Fonner Fitchen, Esq.
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304

    Re: **Move Inc.**
                  Schedule 14D-9
                  Filed October 15, 2014
                  File No. 5-58289

Dear Ms. Fitchen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Effect of the Offer and the Merger on Outstanding Equity Awards, page 2</u>

1. Please revise the footnotes to the tables in this section to avoid disclaimers of beneficial ownership "except to the extent of [someone's] pecuniary interests." Please note that beneficial ownership is not determined based upon pecuniary interest. Refer to Rule 13d-3(a).

<u>Reasons for Recommendation, page 17</u>

2. We note the "factors" the Board considered. Please revise to clarify the reasons for making their recommendation. See Item 1012(b) of Regulation M-A.

Certain Financial Projections, page 21

3. Please disclose the reconciliation required by Regulation G, or advise.

4. We note your statement on page 22 that "[n]one of Move or any other person to whom these projections were provided assumes any responsibility for the accuracy or validity of these projections." You may not disclaim responsibility for your disclosure. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa M. Kohl, Attorney-Advisor, at (202) 551-3252 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Lisa M. Kohl*

Lisa M. Kohl
Attorney-Adviser
Office of Mergers & Acquisitions